Ex 99.1

December 20, 2011

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re:	Gazit-Globe Ltd. (the “Company”) – Completion of the Initial Public Offering on the NYSE

Pursuant to the immediate reports of the Company dated December 14, 2011, (report reference no. 2011-01-361428, announcing the size and pricing of the offering and execution of the underwriting agreement with the offering’s underwriters, and report reference no. 2011-01-362943, announcing the filing of the Company’s final prospectus with the SEC), the Company is pleased to report that such public offering closed yesterday. Pursuant to the offering, the Company has issued 10.35 million shares, including 1.35 million shares which were issued pursuant to the exercise of the underwriters’ over-allotment option, at a price per share of US $9, all as originally detailed in the abovementioned immediate reports.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.

Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.